CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,415,000	$43.44

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $412,488.28 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $43.44 offset against the registration fee due for this offering and of which $412,444.84 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 838 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-VI dated November 7, 2007	Registration Statement No. 333-130051 Dated November 21, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,415,000 Buffered Equity Notes Linked to the Russell 1000® Growth Index due November 26, 2010

General

  The notes are designed for investors who seek an unleveraged return equal to the appreciation of the Russell 1000® Growth Index, without upside return enhancement, up to a maximum total return on the notes of 60% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 26, 2010†.
  Minimum denominations of $1,000 and integral multiples in excess thereof.
  The notes priced on November 21, 2007 and are expected to settle on or about November 27, 2007.

Key Terms

Index:	The Russell 1000® Growth Index (the “Index”)
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If the Russell 1000 Growth Closing Level is greater than the Russell 1000 Growth Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Russell 1000 Growth Return, subject to a Maximum Total Return on the notes of 60%. For example, if the Russell 1000 Growth Return is more than 60%, you will receive the Maximum Total Return on the notes of 60%, which entitles you to a maximum payment at maturity of $1,600 for every $1,000 principal amount note that you hold. Accordingly, if the Russell 1000 Growth Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Russell 1000 Growth Return)

Your principal is protected against up to a 10% decline of the Index at maturity. If the Russell 1000 Growth Closing Level declines from the Russell 1000 Growth Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Russell 1000 Growth Closing Level declines from the Russell 1000 Growth Starting Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10%. Accordingly, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Russell 1000 Growth Return + 10%)]
If the Russell 1000 Growth Closing Level declines from the Russell 1000 Growth Starting Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment at maturity of $100 per $1,000 principal amount note.
Russell 1000 Growth Return:	Russell 1000 Growth Closing Level – Russell 1000 Growth Starting Level Russell 1000 Growth Starting Level
Russell 1000 Growth Starting Level:	The Index closing level on the pricing date, which was 589.44.
Russell 1000 Growth Closing Level:	The Index closing level on the Observation Date.
Observation Date†:	November 22, 2010
Maturity Date†:	November 26, 2010
CUSIP:	48123MGV8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VI.

Investing in the Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-VI and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$25	$975

Total	$1,415,000	$35,375	$1,379,625

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-77 of the accompanying product supplement no. 39-VI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 21, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VI dated November 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes , supplements the term sheet related hereto dated November 9, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 39-VI dated November 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004834/e29131_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Russell 1000® Growth Index, without upside return enhancement, up to the Maximum Total Return on the notes of 60%, or $1,600 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Russell 1000 Growth Closing Level, as compared to the Russell 1000 Growth Starting Level, of up to 10%. If the Russell 1000 Growth Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE RUSSELL 1000® GROWTH INDEX — The return on the notes is linked to the Russell 1000® Growth Index. The Russell 1000® Growth Index is an index calculated, published and disseminated by the Frank Russell Company (“Frank Russell”), and measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index (the “Component Stocks”), determined by Frank Russell to be growth oriented, with higher price-to-book ratios and higher forecasted growth values. All stocks included in the Index are traded on the New York Stock Exchange, the American Stock Exchange, The NASDAQ Stock Market or in the over-the-counter stock market. The Russell 1000® Index consists of the 1,000 largest companies included in the Russell 3000ETM Index, and is designed to track the performance of the large capitalization segment of the U.S. equity market. The Russell 3000ETM Index is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. For additional information about the Index, see the information set forth under “The Russell 1000® Growth Index and The Russell 1000® Value Index” in the accompanying product supplement no. 39-VI.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-VI dated November 7, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Russell 1000 Growth Return is positive or negative. Your investment will be exposed to any decline in the Russell 1000 Growth Closing Level as compared to the Russell 1000 Growth Starting Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 1000® Growth Index	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Russell 1000 Growth Closing Level is greater than the Russell 1000 Growth Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 60%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Russell 1000 Growth Starting Level of 600 and reflect the Maximum Total Return of 60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Russell 1000 Growth Closing Level	Russell 1000 Growth Return	Total Return

1200	100.00%	60.00%
1140	90.00%	60.00%
1080	80.00%	60.00%
1020	70.00%	60.00%
960	60.00%	60.00%
900	50.00%	50.00%
840	40.00%	40.00%
780	30.00%	30.00%
720	20.00%	20.00%
660	10.00%	10.00%
630	5.00%	5.00%
600	0.00%	0.00%
570	-5.00%	0.00%
540	-10.00%	0.00%
480	-20.00%	-10.00%
420	-30.00%	-20.00%
360	-40.00%	-30.00%
300	-50.00%	-40.00%
240	-60.00%	-50.00%
180	-70.00%	-60.00%
120	-80.00%	-70.00%
60	-90.00%	-80.00%
0	-100.00%	-90.00%

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 1000® Growth Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Russell 1000 Growth Starting Level of 600 to a Russell 1000 Growth Closing Level of 630. Because the Russell 1000 Growth Closing Level of 630 is greater than the Russell 1000 Growth Starting Level of 600, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 2: The level of the Index decreases from the Russell 1000 Growth Starting Level of 600 to a Russell 1000 Growth Closing Level of 540. Because the Russell 1000 Growth Closing Level of 540 is less than the Russell 1000 Growth Starting Level of 600 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Russell 1000 Growth Starting Level of 600 to a Russell 1000 Growth Closing Level of 420. Because the Russell 1000 Growth Closing Level of 420 is less than the Russell 1000 Growth Starting Level of 600 by more than the Buffer Amount of 10%, the Russell 1000 Growth Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 4: The level of the Index decreases from the Russell 1000 Growth Starting Level of 600 to a Russell 1000 Growth Closing Level of 0. Because the Russell 1000 Growth Closing Level of 0 is less than the Russell 1000 Growth Starting Level of 600 by more than the Buffer Amount of 10%, the Russell 1000 Growth Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the 10% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the Russell 1000® Growth Index based on the weekly Index closing level from January 4, 2002 through November 16, 2007. The Index closing level on November 21, 2007 was 589.44. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 1000® Growth Index	PS-3